Exhibit 99.1

Qfin Holdings Announces Second Quarter and Interim 2025 Unaudited Financial Results and Raises Semi-Annual Dividend

Shanghai, China, August 14, 2025, Qfin Holdings, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qfin Holdings” or the “Company”), a leading AI-empowered Credit-Tech platform in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2025 and raised semi-annual dividend.

Second Quarter 2025 Business Highlights

•	As of June 30, 2025, our platform has connected 165 financial institutional partners and 275.8 million consumers*1 with potential credit needs, cumulatively, an increase of 11.4% from 247.6 million a year ago.
•	Cumulative users with approved credit lines*2 were 60.2 million as of June 30, 2025, an increase of 12.3% from 53.6 million as of June 30, 2024.
•	Cumulative borrowers with successful drawdown, including repeat borrowers was 36.8 million as of June 30, 2025, an increase of 14.9% from 32.0 million as of June 30, 2024.
•	In the second quarter of 2025, financial institutional partners originated 23,638,189 loans*3 through our platform.
•	Total facilitation and origination loan volume*4 reached RMB84,609 million, an increase of 16.1% from RMB72,864 million in the same period of 2024 and a decrease of 4.8% from RMB88,883 million in the prior quarter. RMB35,032 million of such loan volume was under capital-light model, Intelligence Credit Engine (“ICE”) and total technology solutions*5, representing 41.4% of the total, a decrease of 11.0% from RMB39,344 million in the same period of 2024 and a decrease of 20.0% from RMB43,811 million in the prior quarter.
•	Total outstanding loan balance*6 was RMB140,080 million as of June 30, 2025, an increase of 13.4% from RMB123,551 million as of June 30, 2024 and a decrease of 0.1% from RMB140,273 million as of March 31, 2025. RMB71,530 million of such loan balance was under capital-light model, “ICE” and total technology solutions, an increase of 2.8% from RMB69,589 million as of June 30, 2024 and a decrease of 9.1% from RMB78,681 million as of March 31, 2025.
•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the second quarter of 2025 was approximately 10.33 months, compared with 9.97 months in the same period of 2024.
•	90 day+ delinquency rate*7 of loans originated by financial institutions across our platform was 1.97% as of June 30, 2025.
•	Repeat borrower contribution*8 of loans originated by financial institutions across our platform for the second quarter of 2025 was 93.8%.

1 Refers to cumulative registered users across our platform.

2 “Cumulative users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

3 Including 1,891,320 loans across “V-pocket”, and 21,746,869 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period. Retrospectively excluding the impact of discontinued service, which did not have and is not expected to have a material impact on our overall business, financial condition, and results of operations.

5 “ICE” is an open platform primarily on our “Qifu Jietiao” APP (previously known as “360 Jietiao”), we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company does not bear principal risk.

Under total technology solutions, we have been offering end-to-end technology solutions to financial institutions based on on-premise deployment, SaaS or hybrid model since 2023.

6 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, excluding loans delinquent for more than 180 days. Retrospectively excluding the impact of discontinued service, which did not have and is not expected to have a material impact on our overall business, financial condition, and results of operations.

7 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and total technology solutions are not included in the delinquency rate calculation.

8 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

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Second Quarter 2025 Financial Highlights

•	Total net revenue was RMB5,215.9 million (US$728.1 million), compared to RMB4,690.7 million in the prior quarter.
•	Net income was RMB1,730.5 million (US$241.6 million), compared to RMB1,796.6 million in the prior quarter.
•	Non-GAAP*9 net income was RMB1,849.0 million (US$258.1 million), compared to RMB1,926.2 million in the prior quarter.
•	Net income per fully diluted American depositary share (“ADS”) was RMB12.76 (US$1.78), compared to RMB12.62 in the prior quarter.
•	Non-GAAP net income per fully diluted ADS was RMB13.63 (US$1.90), compared to RMB13.53 in the prior quarter.

9 Non-GAAP income from operations, Non-GAAP net income, Non-GAAP operating margin, Non-GAAP net income margin and Non-GAAP net income per fully diluted ADS are Non-GAAP financial measures. For more information on these Non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of Qfin Holdings, commented, “The second quarter was a challenging period of time as international trade tensions added economic uncertainties at the beginning of the quarter and regulatory update caused industry wide adjustments in operations later in the quarter. Overall risks continued to fluctuate, and we started to tighten risk standards in response to the uncertain dynamic. We will remain prudent in our business planning for the rest of the year and will continue to focus on improving the quality and sustainability of our business.

During the quarter, we issued a record amount of ABS, and the blended funding cost further declined sequentially despite certain segments of the industry experiencing some liquidity shortages. Approximately 51% of the quarter-end loan balance was under the capital-light model, ICE and total technology solutions, as we made timely adjustments to our business mix to reflect the changing environment. During the quarter, more than half of our new credit line users were acquired through embedded finance (API) partners, as we further diversified our user acquisition channels. Loan volumes through the API channels continued to grow and expected returns remained stable.

While macro challenges and uncertainties persist, our business continues to demonstrate consistency and resilience. Meanwhile, we will continue to allocate more resources to the application of AI across our credit service offerings, which should allow us to serve our users and institution clients with better offerings at greater efficiency. We believe these efforts will enable us to better navigate through the current environment and position us well to capture long-term opportunities through innovative technologies, enhanced products and collaborative models.”

“We are pleased to release another quarter of solid financial results despite a rapidly changing uncertain macro environment. For the second quarter, total revenue was RMB5.22 billion and Non-GAAP net income was RMB1.85 billion,” Mr. Alex Xu, Chief Financial Officer, commented. “We also generated approximately RMB2.62 billion in cash from operations in the quarter. As we continue to deliver healthy financial results, we also take a prudent approach to assess potential risks associated with our operations. In the second quarter, new provision booking ratio was near historical high to reflect the changing market.”

Mr. Yan Zheng, Chief Risk Officer, added, “In the second quarter, we observed continued fluctuation in portfolio risks as geopolitical uncertainties and macro headwinds continued to hamper users’ financial wellbeing. Among key leading indicators, Day-1 delinquency rate*10 was 5.1% in the second quarter, and 30-day collection rate*11 was 87.3%. On the other hand, new loans’ risk performance improved in the most recent month as we further tightened risk standards during the quarter. As macro uncertainties persist, we may take further actions to mitigate potential risks in the coming quarters.”

10 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such specified date.

11 “30-day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that became overdue as of such specified date.

Second Quarter 2025 Financial Results

Total net revenue was RMB5,215.9 million (US$728.1 million), compared to RMB4,160.1 million in the same period of 2024, and RMB4,690.7 million in the prior quarter.

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Net revenue from Credit Driven Services was RMB3,565.5 million (US$497.7 million), compared to RMB2,912.2 million in the same period of 2024, and RMB3,110.9 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB460.9 million (US$64.3 million), compared to RMB151.1 million in the same period of 2024 and RMB429.8 million in the prior quarter. The year-over-year and sequential increases were primarily driven by the increases in capital-heavy loan facilitation volume.

Financing income*12 was RMB2,205.0 million (US$307.8 million), compared to RMB1,690.1 million in the same period of 2024 and RMB1,817.2 million in the prior quarter. The year-over-year and sequential increases were primarily due to the growth in the average outstanding balance of the on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB805.3 million (US$112.4 million), compared to RMB972.6 million in the same period of 2024, and RMB778.2 million in the prior quarter. The year-over-year and sequential changes were in line with the overall trend of the average outstanding balance of off-balance-sheet capital-heavy loans.

Other services fees were RMB94.5 million (US$13.2 million), compared to RMB98.4 million in the same period of 2024, and RMB85.6 million in the prior quarter. The sequential increase was primarily due to an increase in the late payment fees under the credit driven services.

Net revenue from Platform Services was RMB1,650.3 million (US$230.4 million), compared to RMB1,247.9 million in the same period of 2024 and RMB1,579.8 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB326.8 million (US$45.6 million), compared to RMB524.4 million in the same period of 2024 and RMB373.7 million in the prior quarter. The year-over-year and sequential decreases were primarily due to the decreases in capital-light loan facilitation volume.

Referral services fees were RMB986.4 million (US$137.7 million), compared to RMB623.5 million in the same period of 2024 and RMB1,004.6 million in the prior quarter. The year-over-year increase was mainly due to the increase in loan facilitation volume through ICE.

Other services fees were RMB337.1 million (US$47.1 million), compared to RMB100.0 million in the same period of 2024 and RMB201.5 million in the prior quarter. The year-over-year and sequential increases were primarily due to the increase in other value-added services and late payment fees under platform services.

Total operating costs and expenses were RMB3,079.7 million (US$429.9 million), compared to RMB2,175.1 million in the same period of 2024 and RMB2,716.0 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB781.0 million (US$109.0 million), compared to RMB722.2 million in the same period of 2024 and RMB714.5 million in the prior quarter. The year-over-year increase was primarily due to higher total facilitation and origination loan volume. The sequential increase was mainly due to higher collection fees.

Funding costs were RMB142.1 million (US$19.8 million), compared to RMB161.3 million in the same period of 2024 and RMB122.7 million in the prior quarter. The year-over-year decrease was primarily due to lower average costs of ABS issuance, partially offsetting by the increase in fundings from ABS. The sequential increase was mainly due to the increase in fundings from ABS.

Sales and marketing expenses were RMB662.7 million (US$92.5 million), compared to RMB366.4 million in the same period of 2024 and RMB591.5 million in the prior quarter. The year-over-year increase was primarily due to the increase in the allocation of marketing resources to embedded finance channels and content feed advertisements to generate more effective leads. The sequential increase was primary due to proactive user acquisition effort, partially offset by improved efficiency in acquiring new users.

General and administrative expenses were RMB175.9 million (US$24.6 million), compared to RMB95.1 million in the same period of 2024 and RMB196.5 million in the prior quarter. The year-over-year and sequential changes mainly reflected the change in share-based compensations.

Provision for loans receivable was RMB773.8 million (US$108.0 million), compared to RMB849.5 million in the same period of 2024 and RMB823.2 million in the prior quarter. The year-over-year and sequential decreases were mainly due to the reversal of prior quarters’ provision in this quarter, offset by the increase in loan origination volume of on-balance-sheet loans. The changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

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Provision for financial assets receivable was RMB66.6 million (US$9.3 million), compared to RMB70.2 million in the same period of 2024 and RMB39.9 million in the prior quarter. The year-over-year decrease was primarily due to the reversal of prior quarters’ provision in this quarter, offset by the increase in capital-heavy loan facilitation volume. The sequential increase was mainly due to the increase in capital-heavy loan facilitation volume. The changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for accounts receivable and contract assets was RMB79.9 million (US$11.2 million), compared to RMB123.8 million in the same period of 2024 and RMB68.4 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile. The year-over-year decrease was also partly due to the decrease in capital-light loan facilitation volume.

Provision for contingent liability was RMB397.6 million (US$55.5 million), compared to RMB-213.3 million in the same period of 2024 and RMB159.3 million in the prior quarter. The year-over-year and sequential increases were mainly due to the increases in capital-heavy loan facilitation volume and reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Income from operations was RMB2,136.2 million (US$298.2 million), compared to RMB1,985.0 million in the same period of 2024 and RMB1,974.7 million in the prior quarter.

Non-GAAP income from operations was RMB2,254.7 million (US$314.7 million), compared to RMB2,021.9 million in the same period of 2024 and RMB2,104.3 million in the prior quarter.

Operating margin was 41.0%. Non-GAAP operating margin was 43.2%.

Income before income tax expense was RMB2,172.0 million (US$303.2 million), compared to RMB2,076.6 million in the same period of 2024 and RMB2,220.2 million in the prior quarter.

Income taxes expense was RMB441.5 million (US$61.6 million), compared to RMB700.1 million in the same period of 2024 and RMB423.6 million in the prior quarter.

Net income was RMB1,730.5 million (US$241.6 million), compared to RMB1,376.5 million in the same period of 2024 and RMB1,796.6 million in the prior quarter.

Non-GAAP net income was RMB1,849.0 million (US$258.1 million), compared to RMB1,413.4 million in the same period of 2024 and RMB1,926.2 million in the prior quarter.

Net income margin was 33.2%. Non-GAAP net income margin was 35.4%.

Net income attributed to the Company was RMB1,734.0 million (US$242.1 million), compared to RMB1,380.5 million in the same period of 2024 and RMB1,800.2 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,852.5 million (US$258.6 million), compared to RMB1,417.4 million in the same period of 2024 and RMB1,929.8 million in the prior quarter.

Net income per fully diluted ADS was RMB12.76 (US$1.78).

Non-GAAP net income per fully diluted ADS was RMB13.63 (US$1.90).

Weighted average basic ADS used in calculating GAAP net income per ADS was 132.92 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 135.92 million.

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Ordinary shares outstanding as of June 30, 2025 was 264,857,728.

12 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

30 Day+ Delinquency Rate by Vintage and 180 Day+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative 30 day+ delinquency rates by loan facilitation and origination vintage and 180 day+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans under “ICE” and total technology solutions are not included in the 30 day+ charts and the 180 day+ charts:

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Semi-Annual Dividend for the First Half of 2025

The board of directors of the Company (the “Board”) has approved a dividend of US$0.38 per Class A ordinary share, or US$0.76 per ADS for the first half of 2025 to holders of record of Class A ordinary shares and ADSs as of the close of business on September 8, 2025 Hong Kong Time and New York Time, respectively, in accordance with the Company’s dividend policy. For holder of Class A ordinary shares, in order to qualify for the dividend, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong no later than 4:30 p.m. on September 8, 2025 (Hong Kong Time). The payment date is expected to be on September 25, 2025 for holders of Class A ordinary shares and around September 30, 2025 for holders of ADSs.

Update on Share Repurchase

On November 19, 2024, the Board approved a share repurchase plan (the “2025 Share Repurchase Plan”) whereby the Company is authorized to repurchase up to US$450 million worth of its ADSs or Class A ordinary shares over the next 12 months starting from January 1, 2025.

As of August 14, 2025, the Company had in aggregate purchased approximately 7.1 million ADSs on the open market for a total amount of approximately US$277 million (inclusive of commissions) at an average price of US$38.9 per ADS pursuant to the 2025 Share Repurchase Plan.

Business Outlook

As macro-economic uncertainties persist, the Company intends to maintain a prudent approach in its business planning for the rest of 2025. Management will continue to focus on enhancing efficiency of the Company’s operations. As such, for the third quarter of 2025, the Company expects to generate a net income between RMB1.52 billion and RMB1.72 billion and a non-GAAP net income*13 between RMB1.60 billion and RMB1.80 billion, representing a year-on-year decline between 2% and 13%. This outlook reflects the Company’s current and preliminary views, which is subject to material changes.

13 Non-GAAP net income represents net income excluding share-based compensation expenses.

Conference Call Preregistration

Qfin Holdings’ management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Thursday, August 14, 2025 (8:30 AM Beijing Time on Friday, August 15, 2025).

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://s1.c-conf.com/diamondpass/10049403-8wh7fww.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

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Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at https://ir.qfin.com.

About Qfin Holdings

Qfin Holdings is a leading AI-empowered Credit-Tech platform in China. By leveraging its sophisticated machine learning models and data analytics capabilities, the Company provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: https://ir.qfin.com.

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use Non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our Non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the Non-GAAP financial measures.

We use Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses. Non-GAAP operating margin is equal to Non-GAAP income from operation divided by total net revenue. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP net income margin is equal to Non-GAAP net income divided by total net revenue. Non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses. Non-GAAP net income per fully diluted ADS represents net income excluding share-based compensation expenses per fully diluted ADS. Such adjustments have no impact on income tax. We believe that Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that Non-GAAP income from operation and Non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our Non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of Non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 7.1636 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2025.

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Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. Qfin Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qfin Holdings’ filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qfin Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Qfin Holdings

E-mail: ir@qfin.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	4,452,416	5,287,926	738,166
Restricted cash	2,353,384	2,924,500	408,244
Short term investments	3,394,073	4,904,581	684,653
Security deposit prepaid to third-party guarantee companies	162,617	223,177	31,154
Funds receivable from third party payment service providers	462,112	353,931	49,407
Accounts receivable and contract assets, net	2,214,530	2,318,783	323,690
Financial assets receivable, net	1,553,912	1,630,038	227,545
Amounts due from related parties	8,510	2,761	385
Loans receivable, net	26,714,428	34,927,339	4,875,669
Prepaid expenses and other assets	1,464,586	1,561,791	218,018
Total current assets	42,780,568	54,134,827	7,556,931
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	27,132	16,114	2,249
Financial assets receivable, net-noncurrent	170,779	213,939	29,865
Amounts due from related parties	51	28	4
Loans receivable, net-noncurrent	2,537,749	2,507,609	350,049
Property and equipment, net	362,774	496,825	69,354
Land use rights, net	956,738	946,376	132,109
Intangible assets	11,818	11,023	1,539
Goodwill	42,414	42,392	5,918
Deferred tax assets	1,206,325	1,289,151	179,959
Other non-current assets	36,270	96,667	13,494
Total non-current assets	5,352,050	5,620,124	784,540
TOTAL ASSETS	48,132,618	59,754,951	8,341,471

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	8,188,454	5,894,433	822,831
Accrued expenses and other current liabilities	2,492,921	2,799,439	390,787
Amounts due to related parties	67,495	92,351	12,892
Short term loans	1,369,939	1,463,522	204,300
Guarantee liabilities-stand ready	2,383,202	2,481,731	346,436
Guarantee liabilities-contingent	1,820,350	1,895,076	264,542
Income tax payable	1,040,687	885,592	123,624
Other tax payable	109,161	56,427	7,877
Total current liabilities	17,472,209	15,568,571	2,173,289
Non-current liabilities:
Deferred tax liabilities	439,435	588,634	82,170
Payable to investors of the consolidated trusts-noncurrent	5,719,600	14,106,000	1,969,122
Convertible senior notes	-	4,857,243	678,045
Other long-term liabilities	255,155	527,042	73,572
Total non-current liabilities	6,414,190	20,078,919	2,802,909
TOTAL LIABILITIES	23,886,399	35,647,490	4,976,198
TOTAL QFIN HOLDINGS INC EQUITY	24,190,043	24,058,376	3,358,421
Noncontrolling interests	56,176	49,085	6,852
TOTAL EQUITY	24,246,219	24,107,461	3,365,273
TOTAL LIABILITIES AND EQUITY	48,132,618	59,754,951	8,341,471

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	2,912,205	3,565,549	497,732	5,928,487	6,676,415	931,992
Loan facilitation and servicing fees-capital heavy	151,073	460,858	64,333	394,839	890,633	124,328
Financing income	1,690,110	2,204,963	307,801	3,225,096	4,022,184	561,475
Revenue from releasing of guarantee liabilities	972,586	805,272	112,412	2,138,604	1,583,494	221,047
Other services fees	98,436	94,456	13,186	169,948	180,104	25,142
Platform services	1,247,858	1,650,346	230,380	2,384,759	3,230,177	450,915
Loan facilitation and servicing fees-capital light	524,405	326,829	45,624	1,027,120	700,538	97,791
Referral services fees	623,491	986,396	137,696	1,172,315	1,991,018	277,935
Other services fees	99,962	337,121	47,060	185,324	538,621	75,189
Total net revenue	4,160,063	5,215,895	728,112	8,313,246	9,906,592	1,382,907
Facilitation, origination and servicing	722,160	781,029	109,027	1,458,186	1,495,521	208,767
Funding costs	161,302	142,118	19,839	317,265	264,775	36,961
Sales and marketing	366,388	662,685	92,507	782,005	1,254,180	175,077
General and administrative	95,054	175,879	24,552	201,469	372,361	51,980
Provision for loans receivable	849,508	773,849	108,025	1,697,429	1,597,036	222,938
Provision for financial assets receivable	70,166	66,631	9,301	169,169	106,494	14,866
Provision for accounts receivable and contract assets	123,766	79,905	11,154	235,239	148,350	20,709
Provision for contingent liabilities	(213,267)	397,614	55,505	103,397	556,957	77,748
Total operating costs and expenses	2,175,077	3,079,710	429,910	4,964,159	5,795,674	809,046
Income from operations	1,984,986	2,136,185	298,202	3,349,087	4,110,918	573,861
Interest income, net	45,987	73,265	10,227	96,045	141,039	19,688
Foreign exchange gain	160	108,449	15,139	242	110,572	15,435
Fair value change of derivatives	-	(170,407)	(23,788)	-	(170,407)	(23,788)
Other income, net	45,430	24,509	3,421	157,398	200,109	27,934
Income before income tax expense	2,076,563	2,172,001	303,201	3,602,772	4,392,231	613,130
Income taxes expense	(700,055)	(441,521)	(61,634)	(1,066,120)	(865,152)	(120,771)
Net income	1,376,508	1,730,480	241,567	2,536,652	3,527,079	492,359
Net loss attributable to noncontrolling interests	4,020	3,514	491	8,163	7,090	990
Net income attributable to ordinary shareholders of the Company	1,380,528	1,733,994	242,058	2,544,815	3,534,169	493,349
Net income per ordinary share attributable to ordinary shareholders of Qfin Holdings, Inc.
Basic	4.54	6.52	0.91	8.27	12.93	1.80
Diluted	4.46	6.38	0.89	8.10	12.59	1.76

Net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc.
Basic	9.08	13.04	1.82	16.54	25.86	3.60
Diluted	8.92	12.76	1.78	16.20	25.18	3.52

Weighted average shares used in calculating net income per ordinary share
Basic	303,761,387	265,842,311	265,842,311	307,894,289	273,358,655	273,358,655
Diluted	309,495,756	271,838,718	271,838,718	314,244,423	280,821,385	280,821,385

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	1,961,616	2,622,004	366,018	3,919,883	5,427,689	757,676
Net cash used in investing activities	(980,403)	(8,191,142)	(1,143,439)	(4,118,578)	(11,431,328)	(1,595,752)
Net cash (used in) provided by financing activities	(767,607)	1,995,605	278,576	1,007,802	7,444,676	1,039,237
Effect of foreign exchange rate changes	2,115	(29,290)	(4,090)	4,210	(34,411)	(4,804)
Net increase (decrease) in cash and cash equivalents	215,721	(3,602,823)	(502,935)	813,317	1,406,626	196,357
Cash, cash equivalents, and restricted cash, beginning of period	8,156,593	11,815,249	1,649,345	7,558,997	6,805,800	950,053
Cash, cash equivalents, and restricted cash, end of period	8,372,314	8,212,426	1,146,410	8,372,314	8,212,426	1,146,410

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Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,
	2024	2025	2025
	RMB	RMB	USD
Net income	1,376,508	1,730,480	241,567
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	1,890	(119,202)	(16,640)
Other comprehensive income (loss)	1,890	(119,202)	(16,640)
Total comprehensive income	1,378,398	1,611,278	224,927
Comprehensive loss attributable to noncontrolling interests	4,020	3,514	491
Comprehensive income attributable to ordinary shareholders	1,382,418	1,614,792	225,418

	Six months ended June 30,
	2024	2025	2025
	RMB	RMB	USD
Net income	2,536,652	3,527,079	492,359
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	3,900	(134,565)	(18,785)
Other comprehensive income (loss)	3,900	(134,565)	(18,785)
Total comprehensive income	2,540,552	3,392,514	473,574
Comprehensive loss attributable to noncontrolling interests	8,163	7,090	990
Comprehensive income attributable to ordinary shareholders	2,548,715	3,399,604	474,564

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,
	2024	2025	2025
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,376,508	1,730,480	241,567
Add: Share-based compensation expenses	36,909	118,484	16,540
Non-GAAP net income	1,413,417	1,848,964	258,107
GAAP net income margin	33.1%	33.2%
Non-GAAP net income margin	34.0%	35.4%

Net income attributable to shareholders of Qfin Holdings, Inc.	1,380,528	1,733,994	242,058
Add: Share-based compensation expenses	36,909	118,484	16,540
Non-GAAP net income attributable to shareholders of Qfin Holdings, Inc.	1,417,437	1,852,478	258,598
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	154,747,878	135,919,359	135,919,359
Net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	8.92	12.76	1.78
Non-GAAP net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	9.16	13.63	1.90

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,984,986	2,136,185	298,202
Add: Share-based compensation expenses	36,909	118,484	16,540
Non-GAAP Income from operations	2,021,895	2,254,669	314,742
GAAP operating margin	47.7%	41.0%
Non-GAAP operating margin	48.6%	43.2%

	Six months ended June 30,
	2024	2025	2025
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	2,536,652	3,527,079	492,359
Add: Share-based compensation expenses	81,554	248,098	34,633
Non-GAAP net income	2,618,206	3,775,177	526,992
GAAP net income margin	30.5%	35.6%
Non-GAAP net income margin	31.5%	38.1%

Net income attributable to shareholders of Qfin Holdings, Inc.	2,544,815	3,534,169	493,349
Add: Share-based compensation expenses	81,554	248,098	34,633
Non-GAAP net income attributable to shareholders of Qfin Holdings, Inc.	2,626,369	3,782,267	527,982
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	157,122,212	140,410,693	140,410,693
Net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	16.20	25.18	3.52
Non-GAAP net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	16.72	26.94	3.76

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	3,349,087	4,110,918	573,861
Add: Share-based compensation expenses	81,554	248,098	34,633
Non-GAAP Income from operations	3,430,641	4,359,016	608,494
GAAP operating margin	40.3%	41.5%
Non-GAAP operating margin	41.3%	44.0%

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